Exhibit 8

BACKSTOP SUBSCRIPTION AGREEMENT

This BACKSTOP SUBSCRIPTION AGREEMENT (this “Backstop Subscription Agreement”) is entered into on July 19, 2022, by and between B. Riley Principal 150 Merger Corp., a Delaware corporation (prior to the Closing, “BRPM” and following the Closing, “New FaZe”), and B. Riley Principal Investments, LLC (“BRPI”), an affiliate of B. Riley Principal 150 Sponsor Co., LLC, a Delaware limited liability company (the “Sponsor”).

WHEREAS, pursuant to the Sponsor Support Agreement (“Sponsor Support Agreement”), dated as of October 24, 2021, by and among BRPM, the Sponsor and FaZe Clan Inc., a Delaware corporation (“FaZe”), Sponsor agreed to backstop, or cause an affiliate or designee to backstop the subscriptions made by third-party subscribers (“Third Party PIPE Subscribers”) in several subscription agreements between such Third Party PIPE Subscribers and BRPM (each, a “Subscription Agreement”) for the purchase in a private placement (the “PIPE Investment”) of an aggregate of $118,000,000 of BRPM’s Class A Common Stock, par value $0.0001 per share (the “BRPM Class A Common Stock”), by committing to purchase the portion of the PIPE Investment, up to $100,000,000 (other than the $20,000,000 PIPE Investment made by the Sponsor as contemplated in the Sponsor Support Agreement (the “Sponsor PIPE Amount”)), not funded by Third Party PIPE Subscribers by the closing (“Closing”) of the business combination (“Business Combination”) between BRPM and FaZe (such portion of the PIPE Investment not funded by the Closing, the “Closing Backstop”).

WHEREAS, simultaneously with entering into this Backstop Subscription Agreement, BRPM, the Sponsor, and FaZe are entering into that certain Sponsor PIPE Backstop and Release letter agreement (the “Backstop Letter Agreement”), which, among other things, provides an assignment by BRPM to the Sponsor and its assignees all of BRPM’s present and future rights, title and interest in, to and under the Subscription Agreements of Third Party PIPE Subscribers who did not satisfy their obligations under their respective Subscription Agreements (“Breaching PIPE Subscribers”), and a release of certain claims by FaZe related to the PIPE Investment as set forth therein;

WHEREAS, as of the date hereof BRPM has received an aggregate of $46,575,000 of funds from subscribers in the PIPE Investment out of $118 million of committed PIPE Investment, representing a Closing Backstop amount of $53,425,000 (the “Closing Backstop Amount”);

WHEREAS, in satisfaction of the Sponsor’s obligation to fund or cause an affiliate or designee to fund the Closing Backstop, BRPI desires to subscribe for and purchase from BRPM, immediately prior to the Closing, that number of shares of BRPM Class A Common Stock equal to the Closing Backstop Amount (the “Backstop Shares”) for a purchase price of $10.00 per share, and BRPM desires to issue and sell to BRPI the Backstop Shares in consideration of the payment of the Closing Backstop Amount by or on behalf of BRPI to BRPM;

WHEREAS, capitalized terms used but not defined herein have the meanings ascribed to them in the Backstop Letter Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription.   Subject to the terms and conditions hereof, at the Closing, BRPI hereby subscribes for and agrees to purchase from BRPM, and BRPM hereby agrees to issue and sell to BRPI, the Backstop Shares (such subscription and issuance, the “Subscription”).

Section 2. Closing. The consummation of the subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Business Combination (the “Closing Date”), immediately prior to and conditioned upon the effectiveness of the consummation of the Business Combination and the terms and conditions of this Backstop Subscription Agreement. The day prior to the Closing Date, BRPI shall have delivered the Closing Backstop Amount to BRPM by wire transfer of United States dollars in immediately available funds to the escrow account established by BRPM in connection with the Closing, and such funds shall be held by BRPM in escrow, segregated from and not comingled with the other funds of BRPM, until the Closing Date. BRPM shall deliver to BRPI (i) on the Closing Date, the Backstop Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Backstop Subscription Agreement or applicable securities laws), in the name of BRPI (or its nominee or custodian in accordance with its delivery instructions) (and the Closing Backstop Amount shall be released from escrow automatically and without further action by BRPM or BRPI), and (ii) as promptly as practicable after the Closing, evidence from BRPM’s transfer agent of the issuance to BRPI of the Backstop Shares on and as of the Closing Date.

Section 3. Registration of Backstop Shares. BRPI shall have the same registration rights with respect to the Backstop Shares as granted to the Third Party PIPE Subscribers pursuant to the Subscription Agreements, and the provisions of Section 5 of the form of Subscription Agreement is hereby incorporated by reference, mutatis mutandis.

Section 4. Representations and Warranties of BRPI. BRPI represents and warrants to BRPM as follows:

(a) BRPI (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into this Backstop Subscription Agreement and to perform its obligations under this Backstop Subscription Agreement.

(b) This Backstop Subscription Agreement has been duly authorized, validly executed and delivered by BRPI. Assuming the due authorization, execution and delivery of the same by BRPM, this Backstop Subscription Agreement shall constitute the valid and legally binding obligation of BRPI, enforceable against BRPI in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) BRPI (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act), or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Annex A hereto, (ii) is acquiring the Backstop Shares only for its own account and not for the account of others, and (iii) is not acquiring the Backstop Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided BRPM with the requested information on Annex A following the signature page hereto). BRPI is not an entity formed for the specific purpose of acquiring the Backstop Shares.

(d) BRPI acknowledges and agrees that the Backstop Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Backstop Shares have not been registered under the Securities Act and that BRPI is not required to register the Backstop Shares except as set forth in Section 3 of this Backstop Subscription Agreement.   BRPI acknowledges and agrees that the Backstop Shares may not be offered, resold, transferred, pledged or otherwise disposed of by BRPI absent an effective registration statement under the Securities Act, except (i) to New FaZe, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, (including without limitation a private resale pursuant to so called “Section 4(a)1½”), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Backstop Shares shall contain a restrictive legend to such effect. BRPI acknowledges and agrees that the Backstop Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, BRPI may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Backstop Shares and may be required to bear the financial risk of an investment in the Backstop Shares for an indefinite period of time.   BRPI acknowledges and agrees that the Backstop Shares will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year following the filing of certain required information with the Commission after the Closing Date. BRPI acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Backstop Shares.

Section 5. Representations and Warranties of BRPM. BRPM represents and warrants to BRPI as follows:

(a) This Backstop Subscription Agreement has been duly executed and delivered by BRPM, and assuming the due authorization, execution and delivery of the same by BRPI, this Backstop Subscription Agreement shall constitute the valid and legally binding obligation of BRPM, enforceable against BRPM in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equity remedies.

(b) The Backstop Shares have been duly authorized and, when issued and delivered to BRPI against full payment therefor in accordance with the terms of this Backstop Subscription Agreement, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Backstop Subscription Agreement, the governing and organizational documents of BRPM or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under BRPM’s governing and organizational documents or the laws of the State of Delaware.

(c) Assuming the accuracy of BRPI’s representations and warranties set forth in Section 4 of this Backstop Subscription Agreement, no registration under the Securities Act or any state securities (or Blue Sky) laws is required for the offer and sale of the Backstop Shares by BRPM to BRPI.

Section 6. Miscellaneous.

(a) Neither this Backstop Subscription Agreement nor any rights that may accrue to BRPI hereunder (other than the Backstop Shares acquired hereunder and the rights set forth in Section 3) may be transferred or assigned by BRPI.   Neither this Backstop Subscription Agreement nor any rights that may accrue to BRPM hereunder may be transferred or assigned by BRPM without the prior written consent of BRPI and FaZe, other than in connection with the Business Combination. Notwithstanding the foregoing, BRPI may assign its rights and obligations under this Backstop Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of BRPI) upon written notice to BRPM and FaZe or, with BRPM’s and FaZe’s prior written consent, to another person; provided, that in the case of any such assignment, the assignee(s) shall become a subscriber hereunder and have the rights and obligations of BRPM provided for herein to the extent of such assignment and provided further that no such assignment shall relieve BRPI of its obligations hereunder if any such assignee fails to perform such obligations, unless BRPM and FaZe has each given its prior written consent to such relief.

(b) This Backstop Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto and FaZe.

(c) This Backstop Subscription Agreement, together with the Backstop Letter Agreement and the Subscription Agreement, constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(d) All the agreements, representations and warranties made by each party hereto in this Backstop Subscription Agreement shall survive the Closing.

(e) This Backstop Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(f) This Backstop Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

IN WITNESS WHEREOF, the Parties have executed this Backstop Subscription Agreement as of the date first set forth above.

B. RILEY PRINCIPAL 150 MERGER CORP.

By:	/s/ Daniel Shribman
Name:	Daniel Shribman
Title:	Chief Executive Officer and Chief Financial Officer

B. RILEY PRINCIPAL INVESTMENTS, LLC

By:	/s/ Kenny Young
Name:	Kenny Young
Title:	CEO

ANNEX A

ELIGIBILITY REPRESENTATIONS

[Omitted]

A-1